UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of October 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

On October 5, 2012, Jacada Ltd. (“Jacada” or the “Company”) held its Annual General Meeting of Shareholders for the 2012 fiscal year (the “2012 Annual Meeting”). All four (4) proposals submitted by Jacada’s Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the proxy statement with respect to the 2011 Annual Meeting (which was annexed as Exhibit 1 to the Company's Report on Form 6-K furnished to the Securities and Exchange Commission on August 31, 2012) (the “Proxy Statement”), were approved at the 2012 Annual Meeting, including:

Proposal 1: The election of each of Messrs. Avner Atsmon and Ohad Zuckerman to the Company’s Board, to serve as a Class I director and as an External Director (as defined in the Companies Law) for a three year term, until the third Annual General Meeting of Shareholders following the Meeting.

Proposal 2: The approval of the Company’s 2012 Share Option and Incentive Plan, as adopted by the Board on August 14, 2012, under which an aggregate of up to 525,000 Ordinary Shares shall be newly reserved and available for the grant of options and other share-based awards to directors, employees, consultants and advisors of the Company.

Proposal 3: The approval of the grant, to the Company’s directors, of options to purchase Ordinary Shares, as previously approved by the Company's Audit Committee and the Board.

Proposal 4: The re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2012 and for such additional period until the next Annual General Meeting of Shareholders, and the authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	October 10, 2012